[LETTERHEAD]

HIPSO MULTIMEDIA, INC.

550 Chemin du Golf

Suite 202, Ile des Soeurs

Quebec, Canada H3E 1A8

514-380-5353

 June 18, 2009

United States Securities

and Exchange Commission

Washington D.C.  20549

Att.: Celeste M. Murphy, Esq.

        Legal Branch Chief

Re: File No. 333-131599

Form 10-K for year ended November 30, 2008-Filed March 24, 2009

Ladies/Gentlemen:

This letter will confirm that pursuant to a conversation between our attorneys and Reid Hooper, Esq., our deadline for replying to the Commission’s comment letter dated June 8, 2009 (and the filing of our amended Form 10-K) has been extended to June 30, 2009.   Thank you.

Sincerely,

HIPSO MULTIMEDIA, INC.

By:_s/ Rene Arbic___________

                                                                            Rene Arbic, President